

Mail Stop 7010

March 8, 2007

Via U.S. Mail and Fax (604-685-6940)
Mr. Simon J. Anderson
Chief Financial Officer
Buffalo Gold, Ltd.
1055 West Hastings Street, Suite 300
Vancouver, BC V6E 2E9

   Re: Buffalo Gold, Ltd.
     Form 20-F/A for the Fiscal Year Ended December 31, 2005
     Filed June 13, 2006
     File No. 0-30150

Dear Mr. Anderson:

   We have reviewed your supplemental response letter dated February 21, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated November 15, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Fiscal Year Ended December 31, 2005

   General

1. Please refer to prior comment 1 of our letter dated November 15, 2006. We note the draft language in your explanatory note that "amendment no. 2 is being filed to reflect our responses to comments on the Form 20-F received from the Securities and Exchange Commission." Please revise your explanatory paragraph to specifically state each reason for the amendment.

   Exploration properties and deferred costs, page 151

2.   Please refer to prior comment 5 of our letter dated November 15, 2006. Revise your adjusted U.S. GAAP "Loss before other items" and "Loss for the year" in the draft Selected Financial Data Table to reflect the correct adjusted amounts. Also, please revise your U.S. GAAP loss in Note 15 to reflect the correct adjusted amount.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant